UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Manning & Napier, Inc.

(Name of Issuer)

Class A common stock, $0.01 par value per share

(Title of Class of Securities)

56382Q102

(CUSIP Number)

Marc Mayer

290 Woodcliff Drive

Fairport, New York

(585) 325-6880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Document contains 5 pages.

CUSIP No. 56382Q102	SCHEDULE 13D/A	Page 2 of 5

1	Name of Reporting Persons Marc Mayer
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

CUSIP No. 56382Q102	SCHEDULE 13D/A	Page 3 of 5

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D (“Schedule 13D”) relates to the Class A common stock, $0.01 par value per share, of Manning & Napier, Inc. (the “Issuer” or “Company”), a Delaware corporation. The address of the principal executive offices of the Issuer is 290 Woodcliff Drive, Fairport, New York. The information as to shares beneficially owned is provided as of October 21, 2022.

This Schedule 13D is being filed to amend the original Schedule 13D to account for (i) the completion of the transactions under the Merger Agreement and the closing of the Merger, and (ii) the exchange of Shares and options to purchase Shares for equity interests in TopCo, pursuant to the Rollover Agreement (each such term in this paragraph, as defined below).

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed pursuant to Rule 13d-1 of Regulations 13D-G under the Securities Exchange Act of 1934, as amended, on behalf of Marc Mayer, who served as Chief Executive Officer and director of the Issuer (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is 290 Woodcliff Drive, Fairport, New York.

(c)

The present principal occupation of the Reporting Person is acting as Chief Executive Officer of the post-Merger Company, owned by the Parent, with a principal business address of 290 Woodcliff Drive, Fairport, New York.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Except as reported in Items 4–7 below, all securities reported herein were purchased with personal funds or granted as compensation for the Reporting Person’s services as Chief Executive Officer of the Issuer.

Item 4.	Purpose of Transaction

Merger Agreement

As previously disclosed, on March 31, 2022, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) among Callodine Midco, Inc., a Delaware corporation (“Parent”), Callodine Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent, (“Corp Merger Sub”), Callodine Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Corp Merger Sub, and Manning & Napier Group, LLC, a Delaware limited liability company.

On October 21, 2022, the Company merged with and into Corp Merger Sub (the “Merger”) in accordance with the Merger Agreement, with the Company continuing as the surviving corporation and each share of Class A common stock, par value $0.01 per share, of the Company (the “Class A Stock”) and each share of Class B common stock, par value $0.01 per share, of the Company (the “Class B Stock” and together with the Class A Stock, the “Shares”), other than dissenting Shares or shares owned by Parent or held in the treasury of the Company, was automatically cancelled and converted into the right to receive $12.85 in cash, without interest, and subject to deduction for any required withholding tax (the “Merger Consideration”).

CUSIP No. 56382Q102	SCHEDULE 13D/A	Page 4 of 5

In connection with the Merger, each outstanding award of restricted stock units (each, a “Company RSU”) to purchase Shares was cancelled and replaced with a restricted stock unit award (a “TopCo RSU”) with respect to a number of shares of common stock of TopCo that is equal to the number of Shares that were subject to such cancelled Company RSU. Except as otherwise agreed between TopCo and the holder of a replaced Company RSU, the vesting and all other terms and conditions that applied to any such replaced Company RSU shall apply to the replacement TopCo RSU; provided, that such replacement TopCo RSU will be settled upon vesting in a combination of cash and/or shares of TopCo common stock (with the mix of cash and shares determined by Parent in its sole discretion) valued in the aggregate at (x) the number of shares of TopCo common stock underlying such TopCo RSU multiplied by (y) the Merger Consideration, with shares of TopCo common stock valued for such purpose at the then prevailing Book Value Per Share (as defined in the Merger Agreement) at the time of such settlement.

Also in connection with the Merger, each outstanding option to purchase Shares of Class A Stock was cancelled without consideration, except for certain options that were converted into options of an affiliate of Parent (“TopCo”) at closing pursuant to the terms of the Rollover Agreement (as described below).

Rollover Agreement

As previously disclosed, concurrently with the execution of the Merger Agreement, the Reporting Person entered into a rollover agreement with TopCo (the “Rollover Agreement”), pursuant to which Mr. Mayer contributed 175,902 shares of Class A Stock and 500,000 options to purchase Class A Stock to TopCo in exchange for equity interests and options in TopCo immediately prior to the closing of the Merger.

The Reporting Person was the Chief Executive Officer and a director of the Issuer and is the Chief Executive Officer of the post-Merger Company. Except as described in this Item 4, the Reporting Person does not have any present plans or proposals which relate to or would result in matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date of this Schedule 13D, the Reporting Person does not beneficially own any of the issued and outstanding shares of Class A Stock.

(b)	Not applicable.

(c)	Except as set forth above in Item 4, the Reporting Person has not effected any transactions in securities of the Issuer during the past 60 days.

(d)	Not applicable.

(e)	The Reporting Person ceased to be the beneficial of more than five percent of the shares of Class A Stock as of October 21, 2022.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 is hereby incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

A	Merger Agreement, dated March 31, 2022, by and among Callodine Midco, Inc., Callodine Merger Sub, Inc., Callodine Merger Sub, LLC, Manning & Napier, Inc., and Manning & Napier Group, LLC. is incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2022.

B	Rollover Agreement, dated March 31, 2022, by and among Callodine MN Holdings, Inc., and Marc Mayer is incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 and filed with the Securities and Exchange Commission on May 10, 2022.

CUSIP No. 56382Q102	SCHEDULE 13D/A	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2022

MARC MAYER

By:	/s/ Marc Mayer
Name: Marc Mayer